UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2022

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

5 Badner St.

Ramat Gan,

4365603, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

RAMAT GAN, ISRAEL - (August 24, 2022) – XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB, TASE: XTLB.TA) (“XTL” or the “Company”), a clinical-stage biopharmaceutical Company, today announced financial results for the six months ended June 30, 2022.

The Company has an IP portfolio surrounding hCDR1 for the treatment of Lupus disease (SLE) and Sjögren’s Syndrom (SS) and has decided, at this time, to explore collaboration with a strategic partner in order to execute the clinical trials. In parallel, the Company is looking to expand and identify additional assets to add to XTL’s portfolio.

As of the date of issuance of the financial reporting, there was no material effect of the COVID-19 virus (hereafter, “Coronavirus”) on the operations and financial results of the Company. Although, due to the ongoing uncertainty around the scope and duration of the Coronavirus, as of the financial statement publication date, there is uncertainty regarding its impact on the economy and the market state at all, and those impacts on the value of the securities held by the Company.

We are currently operating in a period of economic uncertainty and capital markets disruption. Our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets resulting from any geopolitical tensions.

Financial Overview for Six Months Ended June 30, 2022

XTL reported approximately $2.34 million in cash and cash equivalents as of June 30, 2022 and approximately $2.81 million in marketable securities compared to $2.96 million and $3.15 million, respectively, as of December 31, 2021. The decrease of $0.62 million since December 31, 2021, in cash and cash equivalents derives mainly from operating activities.

Research and development expenses for the six months ended June 30, 2022 were $21 thousand compared to $18 thousand for the corresponding period in 2021. Research and development expenses are comprised mainly of expenses related to maintenance of our intangible assets.

General and administrative expenses for the six months ended June 30, 2022 were $430 thousand compared to $517 thousand for the corresponding period in 2021. The decrease of $87 thousand derives mainly from lower legal fees and lower professional expenses towards Company’s auditors.

Finance income, net for the six months ended June 30, 2022 were $672 thousand compared to finance expenses of $330 thousand for the corresponding period in 2021. The difference is primarily from revaluation of marketable securities and warrants to purchase ADS’s.

XTL reported profit for the six months ended June 30, 2022 of $221 thousand compared to a loss of $865 thousand for the corresponding period in 2021. The decrease in loss of $1,086 thousands derives mainly from the revaluation of marketable securities and warrants to purchase ADS’s as described above.

XTL Biopharmaceuticals, Ltd. and Subsidiary

(USD in thousands)

Unaudited Condensed Consolidated Statements of Financial Position

	June 30,	December 31,
	2022	2021
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	2,346	2,969
Marketable securities	2,810	3,158
Prepaid expenses and other current assets	220	110

	5,376	6,237

NON-CURRENT ASSETS:
Fixed assets, net	1	1
Intangible assets, net	380	380

	381	381

Total assets	5,757	6,618

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Accounts payable and accrued expenses	172	231

NON-CURRENT LIABILITIES:
Warrant liability	22	1,054

Total liabilities	194	1,285

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Share capital - ordinary shares of NIS 0.1 par value: authorized shares - 1,450,000,000 on June 30, 2022 and December 31, 2021; issued and outstanding: 544,906,149 on June 30, 2022 and December 31, 2021;	14,120	14,120
Additional paid in capital	146,326	146,326
Reserve from transactions with non-controlling interests	20	20
Accumulated deficit	(154,903)	(155,133)

Total equity	5,563	5,333

Total liabilities and equity	5,757	6,618

XTL Biopharmaceuticals, Ltd. and Subsidiary

(USD in thousands, except per share amounts)

Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss)

	Six months ended June 30,		Three months ended June 30,
	2022	2021	2022	2021
	U.S. dollars in thousands (except per share data)

Research and development expenses	(21)	(18)	(15)	(6)
General and administrative expenses	(430)	(517)	(187)	(297)

Operating loss	(451)	(535)	(202)	(303)

Revaluation of marketable securities	(348)	968	(572)	(68)
Revaluation of warrant liability	1,032	(1,289)	495	(776)
Other finance income	8	5	5	3
Other finance expenses	(20)	(14)	(11)	(6)

Finance income (expenses), net	672	(330)	(83)	(847)

Total profit (loss) for the period	221	(865)	(285)	(1,150)

Basic and diluted earnings (loss) per share	0.000	(0.002)	(0.001)	(0.002)

Weighted average number of Ordinary Shares used in computing basic and diluted earnings (loss) per share	544,906,149	522,758,917	544,906,149	527,794,273

Significant events after the reporting period

On August 23, 2022, 60,000,000 warrants from the February 23, 2017 round expired.

About hCDR1

hCDR1 is a novel compound with a unique mechanism of action and clinical data on over 400 patients in three clinical studies. The drug has a favorable safety profile, is well tolerated by patients and has demonstrated efficacy in at least one clinically meaningful endpoint. For more information, please see the peer reviewed article in Lupus Science and Medicine journal titled “Safety and efficacy of hCDR1 (Edratide) in patients with active systemic lupus erythematosus: results of phase II study”.

About XTL Biopharmaceuticals Ltd. (XTL)

XTL Biopharmaceuticals Ltd. is a clinical-stage biotech company. The Company’s lead drug candidate, hCDR1, is a clinical asset for the treatment of autoimmune diseases including systemic lupus erythematosus (SLE) and Sjögren’s Syndrome (SS). The few treatments currently on the market for these diseases are not effective enough for many patients and some have significant side effects. hCDR1 has robust clinical data in three clinical trials with 400 patients and over 200 preclinical studies with data published in more than 40 peer reviewed scientific journals.

XTL is traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTLB.TA). XTL shares are included in the following indices: Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Tech Index.

For further information, please contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 3 611 6666

Email: ir@xtlbio.com

www.xtlbio.com

Cautionary Statement

This disclosure may contain forward-looking statements, about XTL’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, XTL or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by XTL with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of XTL’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause XTL’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause XTL’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in XTL’s filings with the SEC and in its periodic filings with the TASE. In addition, XTL operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. XTL does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise. Please see the risk factors associated with an investment in our ADSs or ordinary shares which are included in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 30, 2022.

Exhibit Index

Exhibit No.	Description

99.1	Condensed Interim Unaudited Consolidated Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2022	XTL BIOPHARMACEUTICALS LTD.

	By:	/s/ Shlomo Shalev
Shlomo Shalev Chief Executive Officer